Filed by Hewlett-Packard Company Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Compaq Computer Corporation
Commission File No.: 1-09026

**For downloading and printing convenience, a .pdf version of this document is attached to this filing.**

This filing relates to a planned merger (the "Merger") between Hewlett-Packard Company ("HP") and Compaq Computer Corporation ("Compaq") pursuant to the terms of an Agreement and Plan of Reorganization, dated as of September 4, 2001 (the "Merger Agreement") by and among HP, Heloise Merger Corporation and Compaq. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K, as amended, filed by Hewlett-Packard Company on September 4, 2001, and is incorporated by reference into this filing.

**December 19, 2001**

Dear Shareowner,

Much has been written and discussed about the proposed merger of Hewlett-Packard Company and Compaq Computer Corporation in the months since we announced this transaction. We wanted to take this opportunity to inform you that as we move through the regulatory approval process and complete our proxy statement filing, we will be communicating directly and fully to all shareowners about why this transaction represents the very best way to create value for shareowners, customers and employees.

HP and Compaq were founded and built by entrepreneurs – people who not only accepted change, but embraced it to build two great companies. Change at this juncture is a necessity. In the words of Dave Packard, " … in the fields of advanced and rapidly changing technologies, to remain static is to lose ground." Now is the time to take this decisive step to address the changes in our industry.

Attached with this letter you will find additional detail as to why this merger represents a uniquely compelling and comprehensive way to address the challenges and opportunities the companies face – and in so doing, create an enduring company, a market leading company. This combination enables each company to accelerate its strategic transformation by years, resulting in a combined company positioned to compete more aggressively than either could on its own in the fastest growing segments of the emerging technology marketplace. The new HP will be a stronger company, better positioned to serve customers, and will create compelling financial benefits for shareowners.

An important consideration in any merger is the management team's ability to successfully execute the integration of the companies. The enclosed information provides greater insight into the integration planning process and demonstrates that an experienced management team, adept at managing complex transactions, is deeply involved in integration planning – and is driving that process ahead of plan.

In recent weeks, you have probably heard much about the stated opposition to the merger by Walter Hewlett. We believe his recent opposition to the merger is based on a static and narrow view of HP and the industry, selectively ignores the synergies of this transaction, relies on faulty financial assumptions and analyses, and offers no alternatives to address HP's challenges and opportunities.

While we certainly respect the right of the Hewlett and Packard heirs to express their views, we ask you to keep in mind that their motivations and investment interests may be very different from your own. We encourage you to consider this transaction carefully, on the basis of all the facts, and reach a conclusion that serves your own investment interests. We currently expect to file our proxy statement in the early part of the New Year.

Your Board of Directors and management, together with outside experts, has engaged in a deep and thorough analysis of this merger and remain convinced this combination represents the single best way to drive industry leadership and growth. We look forward to the opportunity to win your support.

Sincerely,

Carly Fiorina & Michael Capellas



**HP Position on Compaq Merger**

FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements that involve risks, uncertainties and assumptions. If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, the results of HP and its consolidated subsidiaries could differ materially from those expressed or implied by such forward-looking statements.

All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including creation of benefits and opportunities; industry and customer trends; sources and rates of future growth of both our business and markets generally; improved profitability and operating margins; future earnings and accretion to earnings and/or share price; achievement of synergies; overall revenue impact of the merger and segment contribution margins; execution of integration; differentiation against competitors; improvements to operating model, cost structure and customer access; planned strategies and objectives of future operations; and statements of belief or assumptions regarding any of the foregoing, whether express or implied.

The risks, uncertainties and assumptions referred to above include the challenges of integration and restructuring associated with the merger and achieving anticipated synergies; the ability of HP to retain and motivate key employees; the timely development, production and acceptance of products and services and their feature sets; the challenge of managing asset levels, including inventory; the flow of products into third-party distribution channels; the difficulty of keeping expense growth at modest levels while increasing revenues; the possibility that the merger may not close or that HP or Compaq may be required to modify some aspects of the merger in order to obtain regulatory approvals; the difficulty of maintaining pro forma market share and revenue following the merger. These risks and other risks that may impact the forward-looking statements in this document are described further in HP's SEC reports, including but not limited to the annual report on Form 10-K for the year ended October 31, 2000 and HP's registration statement on Form S-4 filed on November 15, 2001.

HP assumes no obligation and does not intend to update these forward-looking statements.



# Table of Contents

2



Executive Summary



**Executive Summary**

# HP Position on Compaq Merger: Key Points

- Information technology industry continues to undergo rapid change and HP must continue to address challenges of new environment

- Compaq merger is the uniquely compelling strategic alternative – no other option offers such comprehensive benefits and opportunities

- Combination addresses industry dynamics and customer requirements, creates stronger company and is financially compelling

- Management is experienced and focused on execution, and integration planning is ahead of schedule

- Walter Hewlett Filings are based on a static and narrow view of HP and the industry, selectively ignore synergies, offer no alternatives and rely on faulty financial assumptions and analyses

4

This page contains forward-looking information that involves risks, uncertainties and assumptions. Please see page 1 for additional information.



**Executive Summary**

# Transaction Backdrop: A Dynamic Industry Environment
## Status Quo Has Its Risks

| Business Segment | Industry Dynamics | Risks of Standing Still |
|---|---|---|
| **Enterprise** | • Enterprise customers are increasingly looking to:<br>  – Improve return on IT spending<br>  – Migrate to a select few global providers of integrated end-to-end solutions<br>  – Benefit from the economics and flexibility of standards-based platforms<br>  – Partner with primary industry innovators to navigate technology transitions | • Inhibits ability to respond effectively to changing customer requirements<br>  – Need to invest in multiple O/S and technology platforms<br>  – Need for even greater ISV and SI momentum |
| **Access (PC)** | • PC industry dynamics are demanding lower cost structures and increasingly favoring direct distribution model | • Current operating model is competitively disadvantaged |
| **Imaging & Printing (IPS)** | • Success in Imaging and Printing requires continued investment for growth and tighter linkages with enterprise IT | • Inhibits ability to invest in new growth areas and capture enterprise opportunity |

This page contains forward-looking information that involves risks, uncertainties and assumptions. Please see page 1 for additional information.



**Executive Summary**

# Dynamic Industry Environment Demands Decisive Strategic Step

- **HP must accelerate and enhance its ability to serve enterprise customers**
  - Offer best-in-class products across all server segments, industry standard to high-end
  - Accelerate progress in enterprise storage, particularly in storage area networking (SAN)
  - Build size and scope of services offerings
  - Increase size and reach of sales force

- **HP must make Access business profitable**
  - Accelerate transition to direct distribution model
  - Achieve economies of scale
  - Provide continued innovation in cost-effective manner

- **HP must enable IPS to accelerate investment in continued industry leadership and capitalize on enterprise opportunity**

This page contains forward-looking information that involves risks, uncertainties and assumptions. Please see page 1 for additional information.

6





hp invent

Executive Summary

# HP Position on Compaq Merger

## Unique Opportunity, Stronger Company, Compelling Economics, Ability to Execute

**Proposed Merger Creates Substantial Value for HP Shareowners**

### Unique Opportunity

1. **Bolsters enterprise position**
   – Enterprise is the primary engine for new value creation
   – Creates immediate end-to-end leadership
   – Substantially enhances capabilities and doubles size of sales force
   – Provides strategic differentiation vs. competitors
2. **Accelerates improvement of Access with Compaq's direct capabilities and lower cost structure**
3. **Delivers key benefits to IPS**
   – Ability to reinvest for growth
   – Access to new enterprise accounts
   – Direct model benefits

### Stronger Company

1. **Significantly improved profitability and operating margins in Enterprise, Access and Services**
   – Enterprise: (3%) → 9%
   – Access: (4%) → 3%
   – Services: 5% → 14%
2. **Highly complementary R&D capabilities (~$4bn in FY01)**
3. **Broad improvement in projected financials**
   – EBIT margin: 5% → 9%
   – Stronger balance sheet with $8.2bn in pro forma cash and $724mm cash net of debt

### Compelling Economics

1. **Substantial accretion to HP earnings of 13% in first full year (FY03)**
2. **$2.5 billion of annual synergies**
3. **Revenue forecast based on detailed segment analysis**
   – Assumes no revenue upside
   – 10% revenue loss in exposed Enterprise and Access segments (which represents 5% overall revenue loss)
   – Segment analysis yields 12% contribution margin on lost revenues
4. **Synergies (net of revenue loss impact) are worth $5 - $9 per HP share**
5. **Value created by combination outweighs premium paid**

### Ability to Execute

1. **Integration planning sharply focused on value creation**
   – Maximize value creation for all constituencies
   – 450+ person integration team supported by premier advisors
   – Detailed planning
   – Progress currently ahead of schedule
2. **Leadership has deep experience with complex organizational changes**

Note: Source of summary data reflected above set forth elsewhere in this document.

This page contains forward-looking information that involves risks, uncertainties and assumptions. Please see page 1 for additional information.



Unique Opportunity



Unique Opportunity

# Merger Provides Unique Opportunity to Address Multiple Strategic Challenges



**Proposed Merger Creates Substantial Value for HP Shareowners**

- Unique Opportunity
- Stronger Company
- Compelling Economics
- Ability to Execute

**1. Bolsters enterprise position**
- Enterprise is the primary engine for new value creation
- Creates immediate end-to-end leadership
- Substantially enhances capabilities and doubles size of sales force
- Provides strategic differentiation vs. competitors

**2. Accelerates improvement of Access with Compaq's direct capabilities and lower cost structure**

**3. Delivers key benefits to IPS**
- Ability to reinvest for growth
- Access to new enterprise accounts
- Direct model benefits

9



invent

Unique Opportunity

# Merger Bolsters Enterprise Position

## Enterprise is the Primary Engine for New Value Creation



| | Market Size (2000) | Market Growth ('00-'04) | HP's Current Position | Opportunities for HP |
|---|---|---|---|---|
| Enterprise systems / IT services (1) | ~$800bn | 12% | • Significant strengths offset in part by product gaps and relative cost position | • End-to-end leadership<br>• Greater strategic differentiation |
| Consumer technology (2) | ~$300bn | 8% | • Good market position, but challenging economics | • Improved economics |
| Imaging and printing | ~$100bn | 10% | • New growth potential linked to next-gen technology and enterprise (e.g, digital publishing) | • Increased investment for growth<br>• Tighter linkages to enterprise |

Source: Gartner Dataquest, IDC, Ovum, Jupiter and eStats, McKinsey & Co. analysis.

(1) Defined as enterprise hardware, software, and services markets where HP has presence.

(2) Defined as traditional and emerging consumer devices other than imaging and printing.

10

This page contains forward-looking information that involves risks, uncertainties and assumptions. Please see page 1 for additional information.





Unique Opportunity

# Merger Bolsters Enterprise Position

## Immediate End-to-End Leadership Across Key Enterprise Categories

**CY2000 Market Share – NT Servers**

HP
Compaq
Combined(1)
9.6%
30.9%
40.5%
Rank:
4
1
1

**CY2000 Market Share – Unix Servers**

HP
Compaq
Combined(1)
23.3%
7.8%
31.1%
Rank:
2
4
2

**CY2000 Market Share – Storage**

HP
Compaq
Combined(1)
8.7%
17.6%
26.3%
Rank:
5
2
1

**CY2000 Market Share – Services**

HP
Compaq
Combined(1)
1.1%
1.0%
2.1%
Rank:
8
9
3

Source: NT Servers, Unix Servers and Storage market share per Banc of America research, IDC. Services market share per Banc of America research, Gartner Dataquest.

(1) Pro forma.



**Unique Opportunity**

# Merger Bolsters Enterprise Position
## Substantially Enhances Capabilities and Doubles Size of Sales Force

| | HP Standalone | New HP |
|---|---|---|
| **High-end Computing** | • Strong technology position<br>• Strong data center presence<br>• Mission critical product offering<br>• Momentum following introduction of SuperDome | • Enhanced offering through addition of fault-tolerant servers<br>• Enhanced IP (e.g., advanced clustering, telecom software)<br>• Strengthened relationships with independent software vendors (ISVs) and system integrators (SIs) |
| **Industry standard servers** | • Clearly defined strategy around making transition to IA-64<br>• Current position sub-scale and unprofitable | • Clear market leadership and strong momentum<br>• Unique position in leading transition to IA-64<br>• Profitable business model and direct engine |
| **Storage** | • Hardware skewed towards legacy products<br>• Strong in high-end segment<br>• Good position in emerging markets | • Enhanced presence in high growth storage area networking<br>• Scale to improve attach rates and supplier relationships<br>• Enhanced intellectual property |
| **Services** | • Business centered on HP UX support<br>• Emerging presence in SI and outsourcing | • Clear leadership in multi-vendor support<br>• Enhanced capabilities in SI and outsourcing<br>• Platform for significant expansion |
| **Sales Force** | • ~7,000 sales reps focused on enterprise accounts | • ~15,000 sales reps focused on enterprise accounts |

12



Unique Opportunity

# Merger Bolsters Enterprise Position

## Strategic Differentiation vs. Competitors



New HP
HP
Compaq
High-End Servers
SuperDome
Himalaya
Mid-Range Servers
#2 Market Share
Entry-Level RISC
#2 Market Share
Industry Standard Servers
Market Leader
Enterprise Storage
Market Leader
Network Management Software
Market Leader
Support Services
Market Leader
Integration & Outsourcing Services
2x Scale, Stronger Platform
PCs
Market Leader
Handhelds
Market Leader

| Competitors | New HP Value Proposition |
| --- | --- |
| *Differentiation vs. Dell* | • Understanding of data center<br>• Ability to innovate<br>• End-to-end solutions at competitive cost structure |
| *Differentiation vs. IBM* | • Clear market leadership in open systems<br>• Price/performance<br>• Flexibility<br>• Cost of ownership<br>• Time to market |
| *Differentiation vs. Sun or EMC* | • Open platforms<br>• Complete portfolio |

Source: IDC, Gartner Dataquest.

13

This page contains forward-looking information that involves risks, uncertainties and assumptions. Please see page 1 for additional information.



**Unique Opportunity**

# Merger Accelerates Improvement in Access
## Adds Direct Capabilities and Improves Cost Structure

**Compaq Direct Model Yields Dramatic Improvement in Inventory Efficiency [1]**



23 Turns — Q3 2000

50 Turns — Q3 2001

**Transaction Adds Direct Capabilities and Improves Cost Structure**

- Asset efficiency improvements
- Stronger win-win relationships with key suppliers
- Economies of scale in purchasing, supply chain and distribution
- Greater innovation in new and emerging Access product categories (e.g., handhelds)

(1) Compaq Worldwide Access inventory turns per Compaq management estimates.

This page contains forward-looking information that involves risks, uncertainties and assumptions. Please see page 1 for additional information.

14



**Unique Opportunity**

## Merger Delivers Key Benefits to IPS

- Improved profitability of other businesses creates greater flexibility for expanded investment in core IPS R&D and new IPS initiatives

- Strengthened enterprise position will have positive impact on high-end IPS (e.g., in office high-volume digital printing)

- New HP will have enhanced reach into new enterprise accounts

- Compaq's direct model will bring strategic and economic benefits to segment



Stronger Company





Stronger Company

# Combination Creates a Fundamentally Stronger Company

**Proposed Merger Creates Substantial Value for HP Shareowners**

- **Unique Opportunity**
- **Stronger Company**
- **Compelling Economics**
- **Ability to Execute**

**1. Significantly improved profitability and operating margins in Enterprise, Access and Services**

- –Enterprise: (3%) → 9%
- –Access: (4%) → 3%
- –Services: 5% → 14%

**2. Highly complementary R&D capabilities (~$4bn in FY01)**

**3. Broad improvement in projected financials**

- –EBIT margin: 5% → 9%
- –Stronger balance sheet with $8.2bn in pro forma cash and $724mm cash net of debt

Note: Source of summary data reflected above set forth elsewhere in this document. Segment and overall EBIT improvement from FY2001 to FY2003. Segment improvements have been adjusted for reclassifications modeled between segments, but do not include eliminations and other.

This page contains forward-looking information that involves risks, uncertainties and assumptions. Please see page 1 for additional information.



Stronger Company

# Significantly Improved Profitability in Enterprise, Access and Services



Status Quo vs. Opportunity (1,2)
HP Standalone
New HP (Pro Forma)
FY01 Revenues
IPS 43%
E,A,S 57%
FY01 EBIT ($mm)
$1,629
1,987
342
(272)
(428)
IPS
Services
Enterprise
Access
FY03 Revenues
IPS 27%
E,A,S 73%
FY03 EBIT ($mm)
$7,434
2,434
2,417
1,960
623
IPS
Services
Enterprise
Access

(1) FY01 EBIT numbers represent HP published segments, adjusted for reclassifications modeled between segments (Business & Home PCs and Workstations to Access from CS/Enterprise, Verifone to other). Segment data is pro forma, excluding acquisition-related charges and assuming profit-sharing and bonuses at modeled levels for FY01 plan. Also excludes eliminations and other.

(2) Segment revenues and operating income per management estimates as of 12/5/01 and excludes eliminations/other. Pro forma FY03E financials adjusted for management projected pre-tax synergies of $2,054mm, revenue loss of 5% of overall revenue and 12% contribution margin on lost revenues. For additional detail, please see page 27.

This page contains forward-looking information that involves risks, uncertainties and assumptions. Please see page 1 for additional information.





**Stronger Company**

# Significantly Improved Operating Margins in Enterprise, Access and Services

**Enterprise Operating Margins** [1,2]

9.2%

(3.2%)

FY2001
HP Standalone

FY2003
New HP (Pro Forma)

**Access Operating Margins** [1,2]

3.0%

(4.2%)

FY2001
HP Standalone

FY2003
New HP (Pro Forma)

**Services Operating Margins** [1,2]

13.7%

4.5%

FY2001
HP Standalone

FY2003
New HP (Pro Forma)

(1) FY01 EBIT numbers represent HP published segments, adjusted for reclassifications modeled between segments (Business & Home PCs and Workstations to Access from CS/Enterprise, Verifone to other). Segment data is pro forma, excluding acquisition-related charges and assuming profit-sharing and bonuses at modeled levels for FY01 plan. Also excludes eliminations and other.

(2) Segment revenues and operating income per management estimates as of 12/5/01 and excludes eliminations/other. Pro forma FY03E financials adjusted for management projected pre-tax synergies of $2,054mm, revenue loss of 5% of overall revenue and 12% contribution margin on lost revenues. For additional detail, please see page 27.

This page contains forward-looking information that involves risks, uncertainties and assumptions. Please see page 1 for additional information.

19



Stronger Company

# Highly Complementary R&D

**Areas of Highest R&D Synergy**

- Clustering
- Data center utility
- High availability
- Mobility
- Servers
- Storage

**Greater than $4bn in combined R&D in FY01**

**Example: Complementary Server Technologies**

| | hp | COMPAQ |
|---|---|---|
| Itanium Server Design | ✓ | ✓ |
| High Performance Server Design | ✓ SuperDome | ✓ Clustering/RAS |
| High Density Server Blades | ✓ CompactPCI, Switch & Management | ✓ Low Power, Hyperdensity, Automated Management |
| Super Computing Applications | | ✓ |
| Fault Tolerant Hardware & Software | | ✓ Himalaya |
| Enterprise-class Unix | ✓ HP-UX | |
| Partitioning & Workload Management | ✓ | ✓ |
| Data Center Solutions | ✓ Utility Data Center | ✓ Adaptive Infrastructure |

20

This page contains forward-looking information that involves risks, uncertainties and assumptions. Please see page 1 for additional information.



## Stronger Company

# Broad Improvement in Projected Financial Results
## Improved Operating Margins



| FY2001 Operating Margin [1] | FY2003 Projected Operating Margin [2][3] | |
|---|---|---|

| | 4.5% | 8.8% | 8.6% |
|---|---|---|---|
| | HP | with Synergies / HP + CPQ | with Synergies & Revenue Loss Impact / HP + CPQ |
| | HP Standalone | New HP with synergies | New HP with synergies and revenue loss impact |
| **Revenue** $ Billions | $45.2 | $85.1 | $80.9 |
| **EBIT** $ Billions | $2.1 | $7.5 | $6.9 |

(1) HP standalone pro forma financials per public filings.
(2) Segment revenues and operating income per management estimates as of 12/5/01. Pro forma FY03E financials adjusted for management estimated pre-tax synergies of $2,054mm, revenue loss of 5% of overall revenue and 12% contribution margin on lost revenues. For additional detail, please see page 27.
(3) Operating income includes ($501) million of eliminations and other.

This page contains forward-looking information that involves risks, uncertainties and assumptions. Please see page 1 for additional information.

21



**Stronger Company**

# Broad Improvement in Projected Financial Results
## Stronger Balance Sheet and Cash Flow

($ in millions)

| Balance Sheet [1] | HP Standalone | New HP (Pro Forma) |
|---|---|---|
| Cash | $4,336 | $8,276 |
| Debt | $5,451 | $7,552 |
| Net Debt | $1,115 | ($724) |
| Book Equity | $13,953 | $25,193 |
| Debt / Book Equity | 39.1% | 30.0% |

| Last Twelve Months Cash Flow [1] | | |
|---|---|---|
| Cash Flow from Operations | $2,651 | $4,267 |

(1) Based on most recent public filings and management estimates.
This page contains forward-looking information that involves risks, uncertainties and assumptions. Please see page 1 for additional information.

22



**Compelling Economics**



**Compelling Economics**

# Financial Impact is Compelling for HP Shareowners



**Proposed Merger Creates Substantial Value for HP Shareowners**

| Unique Opportunity | Stronger Company | Compelling Economics | Ability to Execute |

1. **Substantial accretion to HP earnings of 13% in first full year (FY03)**

2. **$2.5 billion of annual synergies**

3. **Revenue forecast based on detailed segment analysis**
   - Assumes no revenue upside
   - 10% revenue loss in exposed Enterprise and Access segments (which represents 5% overall revenue loss)
   - Segment analysis yields 12% contribution margin on lost revenues

4. **Synergies (net of revenue loss impact) are worth $5 - $9 per HP share**

5. **Value created by combination outweighs premium paid**

Note: Source of summary data reflected above set forth elsewhere in this document.
This page contains forward-looking information that involves risks, uncertainties and assumptions. Please see page 1 for additional information.

24



# Combination Is Substantially Accretive to HP's Earnings

**Illustrative Impact on Pro Forma EPS Based on Current Street FY2003 EPS Estimates for HP and CPQ, and Management's Estimates for Net Synergies [1]**



(1) - Based on First Call consensus EPS estimates for Compaq (CY2003E estimate of $0.50 adjusted to HP's October fiscal year end by summing last 4 quarters
- ending September 2003E which yields $0.42) and HP ($1.28 for FY03E).
- Based on 3,033 million pro forma shares outstanding and overall effective tax rate of 26%.
- Based on management estimated FY2003E pre-tax synergies of $2,056mm, revenue loss of 5% on overall revenue and 12% contribution margin on lost revenues.
- For additional detail on revenue loss assumptions, please see page 27.
- Combined FY03E revenue of $78.5bn base on FY02E revenue of $73.3bn per Banc of America research (10/11/01) grown by 7%.
- Pro forma analysis excludes the impact of non-cash charges associated with goodwill and intangible asset amortization.

This page contains forward-looking information that involves risks, uncertainties and assumptions. Please see page 1 for additional information.

25



**Compelling Economics**

# $2.5 Billion of Annual Synergies

**Summary of Synergies ($ in mm) [1]**

| Category | EBIT Impact |
| --- | --- |
| Admin / IT | $625 |
| COGS | 600 |
| Sales Management | 475 |
| R & D | 425 |
| Indirect Purchasing | 250 |
| Marketing | 125 |
| | ~$2,500 |

$2.5 billion of cost synergies do not include:

- Potential revenue synergies

- Upside to cost synergies

(1) Based on management estimates. EBIT impact run rate by Q2 FY2004.

This page contains forward-looking information that involves risks, uncertainties and assumptions. Please see page 1 for additional information.





Compelling Economics

# Revenue Forecast Based on Detailed Segment Analysis

## Enterprise and Access Segments Exposed to Revenue Loss Risk

**Revenue Loss (1)**

Total
$85.1
IPS, Services, Software $40.9
FY 2003 Combined Revenue ($ in bn) (1)
Exposed $44.2
Exposed $44.2

| | | |
|---|---|---|
| Revenue Loss | $4.1 | $4.1 |
| *as %* | *4.9%* | *9.5%* |

**Exposed Revenue Loss Detail (1)**

| Category | % Revenue Loss in Category |
|---|---|
| Home PCs | 18% |
| Business PCs | 8% |
| Appliances | 7% |
| UNIX Servers | 11% |
| NT Servers | 6% |
| Storage | 5% |
| | *9.5% Impact on Exposed Revenue* |

| | |
|---|---|
| Weighted Average Contribution Margin on Revenue Loss(2) | 12% |

(1) Based on management estimates as of 9/4/01.
(2) Contribution margin assumed to be gross margin for PC's and Appliances and operating margin plus 50% of operating expenses for Servers and Storage.

This page contains forward-looking information that involves risks, uncertainties and assumptions. Please see page 1 for additional information.





# Revenue Forecast Based on Detailed Segment Analysis

## The Benefits Outweigh the Risks

Synergy Impact (1)
Revenue Loss Impact (1)
Net Benefit on HP EPS (1)
$0.60 Impact on HP EPS
$2.5bn Aggregate EBIT Impact
($0.5bn) Aggregate EBIT Impact
($0.12) Impact on HP EPS
$0.48 Net Benefit on HP EPS
$2.0bn Net EBIT Impact

(1) Based on management estimates for CY2004. EBIT impact tax effected at 26% effective tax rate, resulting number then divided by pro forma shares outstanding.

This page contains forward-looking information that involves risks, uncertainties and assumptions. Please see page 1 for additional information.



### Compelling Economics

# Synergies Are Worth $5-$9 Per HP Share
Value Impact of Net Synergies



**Present Value of Net Synergies ($ per HP Share)** [1,2]

- $5.21 — 15x
- $6.95 — 20x
- $8.69 — 25x

**P/E on Synergies**

(1) Illustrative example of value per share calculation:

| Synergies | Impact of Rev. Loss | Net Synergies | Net Synergies Per Share | Future Value Per Share at 20x P/E | Present Value Per Share at 15% Discount Rate |
|---|---|---|---|---|---|
| $2.5bn | ($0.5)bn | $2.0bn | $0.48 | $9.62 | $6.95 |

(2) Based on management estimated pre-tax synergies of $2.5bn in CY04E and EBIT impact of revenue loss of ($494mm) in CY04E. Assumes 20x P/E on net synergies, 26% effective tax rate and 15% discount rate (value discounted to 9/4/01).

This page contains forward-looking information that involves risks, uncertainties and assumptions. Please see page 1 for additional information.

29





**Compelling Economics**

# Value Created by Combination Outweighs Premium Paid

Value of Premium Paid to Compaq

Present Value of Net Synergies [1,2]

($ in billions)

$21.2

CPQ's Share of Synergies [2] — $7.6

Current Premium [3] — $6.2

HP's Share of Synergies [2] — $13.7

Premium At Announcement [4] — $4.2

$2.2

(1)    Illustrative example of aggregate value of net synergies calculation:

| Synergies | Impact of Revenue Loss | Net Synergies | After-Tax Net Synergies (26% tax rate) | Future Value of Net Synergies at 20x P/E | Present Value of Net Synergies at 20x P/E |
|---|---|---|---|---|---|
| $2.5bn | ($0.5)bn | $2.0bn | $1.5bn | $29.4bn | $21.2bn |

(2)    Based on management estimated pre-tax synergies of $2.5bn in CY04E and EBIT impact of revenue loss of ($494mm) in CY04E. Assumes 20x P/E on net synergies, 26% effective tax rate and 15% discount rate (value discounted to 9/4/01). HP's share of synergies based on pro forma ownership of 64.4% in combined company.

(3)    Assumes 40.1% premium to Compaq closing price as of 12/14/01.

(4)    Assumes 10.2% premium (30 day average) to Compaq closing price as of 8/31/01.

        This page contains forward-looking information that involves risks, uncertainties and assumptions. Please see page 1 for additional information.

30



Ability to Execute



invent

# Successful Mergers Rely on Ability to Execute



**Proposed Merger Creates Substantial Value for HP Shareowners**

- **Unique Opportunity**
- **Stronger Company**
- **Compelling Economics**
- **Ability to Execute**

1. **Integration planning sharply focused on value creation**
   - –Maximize value creation for all constituencies
   - –450+ person integration team supported by premier advisors
   - –Detailed planning
   - –Progress currently ahead of schedule
2. **Leadership has deep experience with complex organizational changes**

This page contains forward-looking information that involves risks, uncertainties and assumptions. Please see page 1 for additional information.



**Ability to Execute**

# Integration Planning Sharply Focused on Value Creation
## Post-Merger Integration Planning Priorities

**Steering Committee**
- New company vision, principles, objectives and operating model
- Integration of PMI processes with on-going business
- Final conflict/issue resolution
- Executive and management appointments

**Program Office**
- Overall PMI strategy, structure and governance
- PMI milestones, goals, and performance targets
- New organization design (primary focus: cross business, cross function)
- Pro forma performance targets (i.e. value capture)
- External and internal communications
- Final PMI decisions

**Group Integration**
- Customer retention
- Business unit P&L and business model
- Product rationalization
- Sales and marketing optimization

**Functional Integration**
- Supply chain integration
- Strategic sourcing for direct and indirect materials
- Integration of CTO, Labs, Finance, IT, HR, Facilities, etc.



**Ability to Execute**

# Integration Planning Sharply Focused on Value Creation
## Maximizing Value for All Constituencies

## Objectives to Achieve Success

### Customers

- New HP is easy to do business with, and customers are clear on point of contact
- Customers are reassured that new HP product roadmap justifies their continued usage and investment
- Customers see HP and Compaq as one company
- Customers acknowledge that new HP has a compelling growth strategy

### Shareowners

- New targets meet or exceed publicly announced synergy figures
- Confidence exists that new HP will realize synergies and minimize revenue loss
- Shareowners acknowledge that new HP has a compelling growth strategy

### Partners

- Current partners know how they fit into new HP ecosystem/business model
- Current selling partners are confident that obligations and services will be fulfilled
- Perception exists that HP and Compaq are one company
- Partners acknowledge that new HP has a compelling growth strategy

### Employees

- Employees know the things that will and will not change in their day-to-day work activity
- Employees understand timeline of the key events impacting their job and work relationships
- Employees understand the new expected behaviors and beliefs of our company
- Employees acknowledge that new HP has a compelling growth strategy

34



invent

Ability to Execute

# Integration Planning Sharply Focused on Value Creation

## Merger Integration Planning Team Structure



Central Program Management Office
Businesses
Imaging and Printing Systems Group
Personal Systems Group
Enterprise Systems Group
Services
Go-To-Market
Go-To-Market
Go-To-Market
Go-To-Market
Horizontal Processes
Supply Chain
"Customer to Cash Team" (CRM, OM, PDM)
Information Technology
Finance
Human Resources
Brand Architecture
Communications- Organization
HP Labs
Real Estate
CTO
E-Inclusion & Community Engagement
.com/E-commerce
Government Affairs
Program Specific
Value Capture
Closing/Antitrust (Legal)
Global Functions Infrastructure
Communications– Merger Communications & Messaging
Shared Go-To-Market

35



**Ability to Execute**

# Integration Planning Sharply Focused on Value Creation
## Detailed Planning Drives Successful Execution

| Planned Phase Exit | Phase I: "Mobilize" | Phase II: "Detailed Planning" | Phase III: "Close of Planning" | Close Day | C+1 Exit "Launch Deployment" | Monthly Phase Review |
|---|---|---|---|---|---|---|
| **Objectives** | C+1 success factors defined; C+1 deliverables defined; C+1 detailed work plans & Dependencies in place; PMI teams in place; Organizational responsibilities defined | C+1 quality/execution assessment complete & measures of success defined; Close day projection updated; End-State success criteria & metrics defined; End-State Plan of Record/roadmap defined; Detailed Value Capture Pass 1; Master schedule & dependencies in place with "long lead time" activities defined; C+30 & "long lead-time" detailed work plans & dependencies in place; Learnings to date | Ready for C+1; C+1 quality/execution/success metrics assessment updated; Close day projection updated; C+30 quality assessment complete; End-State Plan of Record and roadmap updated; Final Value Capture plans under revision control; End-State success metrics updated; C+90 & "long lead-time" detailed work plans & Dependencies-in place; Learnings to date | | Deployment begins | Ready for C+ (next phase exit); C+ (rolling next quarter) quality/ execution assessment complete; End-State Plan of Record and roadmap updated; Value Capture updated; End-State success metrics updated; C+ (rolling next quarter) & "long lead-time" detailed work plans & dependencies in place; Learnings to date |

This page contains forward-looking information that involves risks, uncertainties and assumptions. Please see page 1 for additional information.

36



**Ability to Execute**

# Integration Planning Sharply Focused on Value Creation
## Progress on Integration Ahead of Schedule

### Phase 1 – Mobilize

☑ Teams staffed
☑ Post-close scope defined
☑ Milestone plans complete
☑ Post-close success criteria defined

### Phase 2 – Detailed Planning

☑ Day one "must-do" prioritization
☑ Day one quality assessment
☑ Value capture first pass
☐ C-30 to C+30 "ramp plans" from teams
☐ Long-lead time deliverables identified
☐ End-state plan of record/roadmap defined

### Phase 3 – C+1 Readiness

☐ End-state plan of record & success metrics
☐ Value capture final pass completed
☐ C-30 to C+30 quality assessment completed
☐ Day one readiness assessment
☐ Close day projection updated

This page contains forward-looking information that involves risks, uncertainties and assumptions. Please see page 1 for additional information.



**Ability to Execute**

# Leadership Has Deep Experience with Complex Organizational Changes

- **The senior management team has deep experience with large, complex transactions**
  - HP Management → Agilent separation
  - Carly Fiorina → Lucent formation and spin-off
  - Michael Capellas and Jeff Clarke → later stage DEC integration

- **A strong central organization is driving integration**
  - Strong integration leadership announced day one: Webb McKinney, Jeff Clarke and complete senior integration team
  - Joint business unit and functional integration teams are in place across the board
  - The integration office reports directly to CEO
  - The overall integration process and schedule are clear and teams are ahead of schedule



**Summary Observations on
Walter Hewlett Filings**



Summary Observations on Walter Hewlett Filings

# Summary Observations on Walter Hewlett Filings
## Key Themes

1. Presents a static and narrow view of HP and the industry

2. Selectively ignores synergies in several critical analyses

3. Exaggerates the impact of potential revenue losses

4. Displays simplistic anti-merger bias, ignoring empirical evidence of successful mergers

5. Offers no alternatives

40



## Static and Narrow View

- Fails to account for rapidly changing industry dynamics and customer requirements such as a desire for end-to-end solutions, shift to industry standard architectures, narrowing number of strategic vendors

- Paints negative picture of industry-standard server market while failing to acknowledge the increasing importance of this market to customers, its on-going encroachment into the higher-end UNIX market or the relevance of Compaq's direct capabilities

- Dismisses combined storage position based on its current size while ignoring high growth rates, strong margins and server pull-through dynamics, as well as Compaq's leadership in the emerging and attractive SAN category

- Illustrates the challenges facing HP Enterprise business while incorrectly implying that this business can be sustained or improved without substantial strategic change

- Acknowledges the challenges facing the PC industry, but ignores the need to achieve economies of scale and obtain a more effective distribution capability to meet the challenges of a maturing industry

- Assumes that Imaging and Printing results can continue to support other businesses while meeting its own competitive challenges and reinvesting for growth

41



**Summary Observations on Walter Hewlett Filings**

# Ignores Synergies

| Walter Hewlett Filing Page | Observations |
|---|---|



- "Combined" line in all four charts is understated as it excludes estimated EBIT impact of synergies

- Even after impact of projected revenue loss[1], post synergies, combined performance would show significant step-up in operating income margin, net income margin and return on assets

- Lower return on equity for combined company is largely a function of Compaq's strong cash position

(1) See page 27 for more detail on projected revenue loss assumptions.

This page contains forward-looking information that involves risks, uncertainties and assumptions. Please see page 1 for additional information.



**Summary Observations on Walter Hewlett Filings**

# Ignores Synergies
## Favorable Impact on Overall Financials [1,2,3]



(1) HP based on Morgan Stanley research dated 10/2/01, Friedman Fleischer & Lowe estimates. Compaq based on Banc of America Securities research dated 10/11/01;
   Return on Assets calculated as EBIT/Total Assets; Return on Equity Calculated as Net Income/Shareowners' Equity.
(2) Based on management estimated pre-tax synergies of $859mm, $2,170mm and $2,480mm in CY02E, CY03E and CY04E, respectively.
(3) Based on management estimated EBIT impact for revenue loss of ($526mm), ($493mm) and ($494mm) in CY02E, CY03E and CY04E, respectively.

43

This page contains forward-looking information that involves risks, uncertainties and assumptions. Please see page 1 for additional information.



Summary Observations on Walter Hewlett Filings

# Exaggerates Impact of Revenue Loss

- Walter Hewlett Filings assume each dollar of revenue loss results in $0.25 of profit loss

- The 25% contribution margin is grossly exaggerated because revenue losses are likely to occur in businesses that carry substantially lower contribution margins (e.g. PCs and industry-standard servers) [1]

- The 25% contribution margin assumption significantly distorts accretion / dilution analysis [1]

(1) See page 27 for more detail on projected revenue loss assumptions.
This page contains forward-looking information that involves risks, uncertainties and assumptions. Please see page 1 for additional information.



Summary Observations on Walter Hewlett Filings

# Exaggerates Impact of Revenue Loss
## Walter Hewlett Filings Rely on Faulty Assumptions



**CY2003 First Call EPS Impact (% Accretion/Dilution)** [1]

Step-by-step adjustment of assumptions in Walter Hewlett Filings to reflect current estimates and management guidance

1.7%

6.4%

17.3%

9.8%

| Segment | %of Rev Loss | %Contrib Margin |
|---|---|---|
| Access | 66% | 11% |
| Enterprise | 34% | 14% |
| Total | 100% | 12% |

(0.6)%

**Walter Hewlett Filing CY2003 EPS Impact**
- Assumes 25% contribution margin on revenue loss
- Assumes $0.35 CY2003 Compaq EPS
- Assumes synergies of $2.1Bn in CY03

**Adj. for Appropriate Contribution Margin**
- Assumes 12% contribution margin on CY2003 revenue loss

**Adj. for Appropriate First Call Estimates**
- Assumes $0.50 EPS for CY2003 Compaq EPS per First Call (12/14/01)

**Adj. for Appropriate Synergy Estimates**
- Assumes synergies of $2.2Bn in CY03

**Corrected CY2003 EPS Impact**
- Assumes 12% contribution margin on CY2003 revenue loss
- Assumes $0.50 EPS for CY2003 Compaq EPS per First Call (12/14/01)
- Assumes synergies of $2.2Bn in CY03

Notes:

(1) - First Call consensus EPS estimates for Compaq ($0.50 in CY03E) and HP (calendarized for Dec year end, $1.31 in CY03E) as of 12/14/01.
- Walter Hewlett Filing assumptions on shares outstanding as of 12/3/01.
- Based on management estimated pre-tax synergies of $2,170mm and EBIT impact from revenue loss of ($493mm) in CY03E. Assumes 26% effective tax rate.
- Assumes HP Shareowners own 64.4% of the combined company at 0.6325x exchange ratio.
- Pro forma analysis excludes the impact of non-cash charges associated with goodwill and intangible asset amortization.
- Note: 17.3% accretion estimate calculated using December year end 2003E earnings estimates for Compaq and HP. 13% accretion estimate on page 25 calculated using HP's October fiscal year end 2003 for Compaq and HP.

45

This page contains forward-looking information that involves risks, uncertainties and assumptions. Please see page 1 for additional information.



Summary Observations on Walter Hewlett Filings

# Displays Simplistic Anti-Merger Bias

- Walter Hewlett Filings fail to view transaction in the context of industry conditions

- Consolidation has been a vehicle for superior value creation in maturing industries

- Acquirors in recent largest M&A transactions have outperformed peers who face similar industry dynamics

- Initial market reaction has not been a good predictor of success. There are several examples of successful technology mergers that had initial negative market reactions

46



Summary Observations on Walter Hewlett Filings

# Displays Simplistic Anti-Merger Bias
## Acquirors Outperform Industry Peers



Average Acquiror Price Performance Relative to Applicable S&P Industry Index and S&P 500 Index

**Walter Hewlett Filings focus on performance relative to broad market, ignoring comparison to relevant industry indices**

| | 1996 | 1997 | 1998 | 1999 |
|---|---|---|---|---|
| Relative to Applicable S&P Industry Index[1] | 3.6% | 4.4% | 3.7% | 12.6% |
| Relative to S&P 500 Index[2] | (9.7)% | (10.4)% | (4.8)% | 0.6% |

| | 1996 | 1997 | 1998 | 1999 |
|---|---|---|---|---|
| Average Acquiror Stock Performance [3] | 23.9% | 17.1% | 18.9% | 10.1% |

Source: Pricing data per FactSet. Based on a sample of largest 50 M&A transactions by year (ranked by value at announcement).
(1) Average acquirors' stock price performance adjusted for performance of applicable S&P Industry Index.
(2) Average acquirors' stock price performance adjusted for performance of S&P 500 Index.
(3) Average acquirors' stock price performance from 20 trading days prior to deal announcement through 1 year after announcement.

This page contains forward-looking information that involves risks, uncertainties and assumptions. Please see page 1 for additional information.

47



Summary Observations on Walter Hewlett Filings

# Technology Mergers Have Been Successful, Even After Negative Reaction



**Stock Performance Relative to S&P Tech Index: 2-Yr. Cumulative Indexed Performance**

1200%
1000%
800%
600%
400%
200%
0%
1059%
1057 %
260%
164%
Veritas / Seagate Software 10/5/98 $1.7 Bn
BEA Systems / WebLogic 9/26/98 $0.2 Bn
Nortel / Bay Networks 6/15/98 $9.9 Bn
Veritas / OpenVision 1/13/97 $0.4 Bn

| | | | | |
|---|---|---|---|---|
| 1-Day Post Ann. Acquiror Stock Performance | (44%) | (14%) | (14%) | (15%) |

Source: Pricing data per FactSet.

This page contains forward-looking information that involves risks, uncertainties and assumptions. Please see page 1 for additional information.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

On November 15, 2001, HP filed a Registration Statement with the SEC containing a preliminary joint proxy statement/prospectus regarding the planned merger between HP and Compaq (the "Merger"). Investors and security holders of HP and Compaq are urged to read the preliminary joint proxy statement/prospectus filed with the SEC on November 15, 2001 and the definitive joint proxy statement/prospectus when it becomes available and any other relevant materials filed by HP or Compaq with the SEC because they contain, or will contain, important information about HP, Compaq and the Merger. The definitive joint proxy statement/prospectus will be sent to the security holders of HP and Compaq seeking their approval of the proposed transaction. The preliminary joint proxy statement/prospectus filed with the SEC on November 15, 2001, the definitive joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by HP or Compaq with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by HP by contacting HP Investor Relations, 3000 Hanover Street, Palo Alto, California 94304, 650-857-1501. Investors and security holders may obtain free copies of the documents filed with the SEC by Compaq by contacting Compaq Investor Relations, P.O. Box 692000, Houston, Texas 77269-2000, 800-433-2391. Investors and security holders are urged to read the definitive joint proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the Merger.

HP, Carleton S. Fiorina, HP's Chairman of the Board and Chief Executive Officer, Robert P. Wayman, HP's Executive Vice President, Finance and Administration and Chief Financial Officer, and certain of HP's other executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of HP and Compaq in favor of the Merger. The other executive officers and directors of HP who may be participants in the solicitation of proxies in connection with the Merger have not been determined as of the date of this filing. A description of the interests of Ms. Fiorina, Mr. Wayman and HP's other executive officers and directors in HP is set forth in the proxy statement for HP's 2001 Annual Meeting of Stockholders, which was filed with the SEC on January 25, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Ms. Fiorina, Mr. Wayman and HP's other executive officers and directors in the Merger by reading the preliminary joint proxy statement/prospectus filed with the SEC on November 15, 2001 and the definitive joint proxy statement/prospectus when it becomes available.

Pursuant to an engagement letter dated July 25, 2001, HP retained Goldman, Sachs & Co. ("Goldman Sachs") to act as its financial advisor in connection with the Merger. In connection with the engagement of Goldman Sachs as financial advisor, HP anticipates that employees of Goldman Sachs may communicate in person, by telephone or otherwise with certain institutions, brokers or other persons who are stockholders for the purpose of assisting in the solicitation of proxies in favor of the Merger. Although Goldman Sachs does not admit that it or any of its directors, officers, employees or affiliates is a "participant," as defined in Schedule 14A under the Securities and Exchange Act of 1934, as amended, or that Schedule 14A requires the disclosure of certain information concerning them in connection with the Merger, Gene Sykes (Managing Director), Matthew L'Heureux (Managing Director), George Lee (Vice President) and Jean Manas (Vice President), in each case of Goldman Sachs, may assist HP in the solicitation of proxies in favor of the Merger.

Compaq and Michael D. Capellas, Compaq's Chairman and Chief Executive Officer, and certain of Compaq's other executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Compaq and HP in favor of the Merger. The other executive officers and directors of Compaq who may be participants in the solicitation of proxies in connection with the Merger have not been determined as of the date of this filing. A description of the interests of Mr. Capellas and Compaq's other executive officers and directors in Compaq is set forth in the proxy statement for Compaq's 2001 Annual Meeting of Stockholders, which was filed with the SEC on March 12, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Mr. Capellas and Compaq's other executive officers and directors in the Merger by reading the preliminary joint proxy statement/prospectus filed with the SEC on November 15, 2001 and the definitive joint proxy statement/prospectus when it becomes available.

****